UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                             Sequential
     Exhibit                 Description                     Page Number
     -------                 -----------                     -----------

       1.         Press  release  on  Q1  2005  Quarterly
                  Reports, dated May 10, 2005                    4






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

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ALVARION LTD.


Date: May 19, 2005                  By: /s/ Dafna Gruber
                                       ----------------------------
                                    Name:  Dafna Gruber
                                    Title: Chief Financial Officer





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

                                                 EXHIBIT 1

Contacts
Dafna Gruber, CFO                   Carmen Deville
+972 3 645 6252                     +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com       carmen.deville@alvarion.com
-------------------------       ---------------------------


                                                           FOR IMMEDIATE RELEASE


               ALVARION LAUNCHES MPOTS SOLUTION FOR HIGH DENSITY,
                          COST-EFFECTIVE VOICE SERVICES

        ROI Improvements with Extension of WALKair(TM) 1000 Product Line

                                       ---


Tel Aviv, Israel, May 10, 2005 - Alvarion Ltd., (NASDAQ: ALVR), the world's leading provider of wireless broadband solutions and specialized mobile networks, today announced the launch of the MPOTS extension of its WALKair(TM)1000, featuring high-density POTS (plain old telephone service) interfaces to offer significant improvements in price per line. The combination of better economics and quick roll-out enabled by WALKair's wireless configuration improves carriers' business models and increases return on investment.

MPOTS supports up to 64 telephone lines in a single customer premises equipment
(CPE) unit. Combined with WALKair's ability to support a combination of POTS, additional TDM services and other IP services, carriers benefit by lower capital expenditures, while offering both traditional telephony and fast Internet access.

Among other enhancements, MPOTS can accommodate up to 9600 POTS ports per sector in a 28MHz channel. By operating in 3.5 GHz band as well as in LMDS frequencies, carriers receive several network options with regard to regulators and spectrum expenses. Battery backup of the MPOTS CPE qualifies Alvarion's MPOTS solution as the end user's primary line. "Alvarion has identified a wide range of applications for MPOTS, including campus environments, phone supermarkets, business parks, and multi-dwelling residences," said Rudy Leser, Vice President of Marketing of Alvarion. "With features that significantly increase carrier ROI by multiplying subscribers with less equipment, we expect that MPOTS extension to WALKair will soon be deployed throughout the world."

MPOTS is an extension of the WALKair(TM)1000 product line, Alvarion's point-to-multi-point broadband wireless access system for carriers targeting small and medium enterprises (SMEs), multi-tenant and multi-dwelling units (MTUs and MDUs), SOHOs, industrial, retail and residential subscribers. Operating in the 3.5, 10.5 and 26 GHz frequency bands, WALKair(TM) maximizes data throughput with a total cell capacity of 256 Mbps in a 28 MHz channel and more than 512 Mbps in a 56 MHz channel. As a result, a single WALKair(TM) 1000 base station can support up to 2048 CPEs with peak data burst rates of up to 4 Mbps.


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

About Alvarion
With more than 2 million units deployed in 130 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators. Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands. Alvarion's products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, Hotspot coverage extension, community interconnection, and public safety communications. Alvarion works with several top OEM providers and over 200 local partners to support its diverse global customer base in solving their last-mile challenges. As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience deploying OFDM-based systems, the company's prominent work in the WiMAX ForumTM is focused on increasing widespread adoption of standards-based products in the wireless broadband market.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1 650 314 2653.



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